UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                               (Amendment No. 11)


                    Under the Securities Exchange Act of 1934


                              Bush Industries, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.10 Par Value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   123164 10 5
              ----------------------------------------------------
                                 (CUSIP Number)

                                 January 3, 2004
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|_|  Rule 13d-1(c)
|X|  Rule 13d-1(d)

--------------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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
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CUSIP NO. 123164 10 5                                                                   PAGE 2 OF 9 PAGES
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
                  NAME OF REPORTING PERSONS
1                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

                  Paul S. Bush
----------------------------------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a)|_|
                                                                                                 (b)|_|
----------------------------------------------------------------------------------------------------------
3                 SEC USE ONLY

----------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
4
                  United States
----------------------------------------------------------------------------------------------------------
                                            5        SOLE VOTING POWER

                   Number of                         0
                   Shares                            -----------------------------------------
                   Beneficially             6        SHARED VOTING POWER
                   Owned by
                   Each                              3,556,577
                   Reporting                         -----------------------------------------
                   Person                   7        SOLE DISPOSITIVE POWER
                   With
                                                     0
                                                     -----------------------------------------
                                            8        SHARED DISPOSITIVE POWER

                                                     3,556,577
----------------------------------------------------------------------------------------------------------
9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,556,577
----------------------------------------------------------------------------------------------------------
10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES
                                                                                                |X|
----------------------------------------------------------------------------------------------------------
11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  26%
----------------------------------------------------------------------------------------------------------
12                TYPE OF REPORTING PERSON

                  IN
----------------------------------------------------------------------------------------------------------


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
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CUSIP NO. 123164 10 5                                                                   PAGE 3 OF 9 PAGES
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
                  NAME OF REPORTING PERSONS/
         1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

                  Paul S. Bush Declaration of Trust
----------------------------------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)|_|
                                                                                        (b)|_|
----------------------------------------------------------------------------------------------------------
         3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------
         4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
----------------------------------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER

                   Number of                    0
                   Shares               -------------------------------------------------
                   Beneficially
                   Owned by             6       SHARED VOTING POWER
                   Each
                   Reporting                    1,096,071
                   Person               --------------------------------------------------
                   With                 7       SOLE DISPOSITIVE POWER

                                                0
                                        -------------------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                 1,096,071
----------------------------------------------------------------------------------------------------------
         9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,096,071
----------------------------------------------------------------------------------------------------------
        10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES          |_|

----------------------------------------------------------------------------------------------------------
        11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.6%
----------------------------------------------------------------------------------------------------------
        12        TYPE OF REPORTING PERSON

                  OO
----------------------------------------------------------------------------------------------------------

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CUSIP NO. 123164 10 5                                                                   PAGE 4 OF 9 PAGES
---------------------                                                                   ------------------

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
         1        NAME OF REPORTING PERSONS

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
                  The Bush Family Ltd. Partnership
----------------------------------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a)|_|
                                                                                                (b)|_|
----------------------------------------------------------------------------------------------------------
         3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------
         4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
----------------------------------------------------------------------------------------------------------
                                5       SOLE VOTING POWER

                  Number of             0
                  Shares        ------------------------------------------------
                  Beneficially
                  Owned by      6       SHARED VOTING POWER
                  Each
                  Reporting             2,261,916
                  Person        ------------------------------------------------
                  With          7       SOLE DISPOSITIVE POWER

                                        0
                                -----------------------------------------------
                                8       SHARED DISPOSITIVE POWER

                                        2,261,916
----------------------------------------------------------------------------------------------------------
         9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,261,916
----------------------------------------------------------------------------------------------------------
        10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES          |_|

----------------------------------------------------------------------------------------------------------
        11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  17.8%
----------------------------------------------------------------------------------------------------------
        12        TYPE OF REPORTING PERSON

                  PN
----------------------------------------------------------------------------------------------------------

---------------------                                         -----------------
CUSIP NO. 123164 10 5                                         PAGE 5 OF 9 PAGES
---------------------                                         -----------------


ITEM 1(a).        Name of Issuer: Bush Industries, Inc. ("Issuer")



ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  One Mason Drive, Jamestown, New York 14702


ITEM 2(a).        Name of Person Filing
ITEM 2(b).        Address of Principal Business Office
ITEM 2(c).        Citizenship:

                  Paul S. Bush
                  One Mason Drive
                  Jamestown, New York 14702
                  United States

                  Paul S. Bush Declaration of Trust
                  One Mason Drive
                  Jamestown, New York 14702
                  Florida

                  The Bush Family Ltd. Partnership
                  One Mason Drive
                  Jamestown, New York 14702
                  Florida

ITEM 2(d).        Title of Class of Securities:
                  Class A Common Stock, par value $.10 per share (the "Common Stock").

ITEM 2(e).        Cusip Number: 123164 10 5

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).

                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ] An   investment   adviser   in   accordance   with
                  ss.240.13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


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CUSIP NO. 123164 10 5                                         PAGE 6 OF 9 PAGES
---------------------                                         -----------------


                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                  N/A

ITEM 4.  Ownership.

                  (a) Amount beneficially owned:

                      3,556,577 shares of Common Stock (1)

                  (b) Percent of Class:

                      26%(1)



------------------
(1) Represents an aggregate 3,556,577 shares of Class A Common Stock beneficially owned by Paul S. Bush, as to which Mr. Bush may be deemed to share voting and dispositive power. Such shares include an aggregate 105,759 shares of Class A Common Stock owned of record by the Paul S. Bush Declaration of Trust (the "Trust"), and an aggregate 990,312 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by the Trust , and as to which Mr. Bush, as the trustee of such Trust, shares voting and dispositive power with such Trust. In addition, includes an aggregate 2,261,916 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by The Bush Family Ltd. Partnership (the "Partnership"), and as to which Mr. Bush shares voting and dispositive power with such Partnership. In addition, includes (a) an aggregate 2,200 shares of Class A Common Stock owned of record by Mr. Bush's spouse, and an aggregate 2,500 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by Mr. Bush's spouse, and with respect to which Mr. Bush disclaims beneficial ownership, and with respect to which Mr. Bush may be deemed to share voting and dispositive power; and (b) an aggregate 161,852 shares of Class A Common Stock owned of record by trusts for Mr. Bush's children and an aggregate 32,038 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by such trusts for Mr. Bush's children, and with respect to which Mr. Bush may be deemed to share voting and dispositive power. Such shares do not include an aggregate 236,816 shares of Class A Common Stock owned of record by a Charitable Remainder Unitrust, and with respect to which Mr. Bush disclaims beneficial ownership. Also excludes an aggregate 11,440 shares of Class Common Stock held of record by the Issuer's 401(k) Plan, and with respect to such shares the trustees of such Plan have sole voting power.

The afore-described percentages of ownership have been calculated based on an aggregate 10,385,242 shares of Class A Common Stock outstanding as of January 3, 2004.
-------------

                  (c) Number of shares as to which such persons have:

                      (i)       Sole power to vote or to direct the vote:

                                0

                      (ii)      Shared power to vote or to direct the vote:

                                See Item 4(a) above.

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CUSIP NO. 123164 10 5                                         PAGE 7 OF 9 PAGES
---------------------                                         -----------------



                           (iii) Sole power to dispose or to direct the disposition of:

                                    0

                           (iv) Shared power to dispose or to direct the disposition of:

                                 See Item 4(a) above.

ITEM 5.         Ownership of Five Percent or Less of a Class.

                N/A

ITEM 6.         Ownership of More Than Five Percent on Behalf of Another Person.

                See Item 4(a) above.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

                N/A

ITEM 8.         Identification and Classification of Members of the Group.

                N/A

ITEM 9.         Notice of Dissolution of Group.

                N/A

ITEM 10.        Certifications.

                N/A


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CUSIP NO. 123164 10 5                                         PAGE 8 OF 9 PAGES
---------------------                                         -----------------




                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 16, 2004                   By: /s/ Paul S. Bush
                                               ------------------------------
                                               Paul S. Bush


                                               Paul S. Bush Declaration of Trust



Dated: February 16, 2004                   By: /s/ Paul S. Bush
                                               -------------------------------
                                               Paul S. Bush,
                                               Trustee


                                           The Bush Family Ltd. Partnership
                                           By: Bush Enterprises, Inc., General
                                               Partner

Dated: February 16, 2004                   By: /s/ Paul S. Bush, President
                                               -------------------------------
                                               By: Paul S. Bush, President

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CUSIP NO. 123164 10 5                                         PAGE 9 OF 9 PAGES
---------------------                                         -----------------


                                                                       EXHIBIT A
                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in Amendment No. 11 to the Schedule 13G/A referred to below) on behalf of each of them of a statement on Amendment No. 11 to Schedule 13G/A (including amendments thereto) with respect to the Common Stock, par value $.10 per share, of Bush Industries, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 16 day of February, 2004.



Dated: February 16, 2004                   By: /s/ Paul S. Bush
                                               ------------------------------
                                               Paul S. Bush


                                               Paul S. Bush Declaration of Trust



Dated: February 16, 2004                   By: /s/ Paul S. Bush
                                               -------------------------------
                                               Paul S. Bush,
                                               Trustee


                                           The Bush Family Ltd. Partnership
                                           By: Bush Enterprises, Inc., General
                                               Partner

Dated: February 16, 2004                   By: /s/ Paul S. Bush, President
                                               -------------------------------
                                               By: Paul S. Bush, President